Exhibit 99.(b)(1)

                    November 16, 1995



Rite Aid Corporation
P.O. Box 3165
Harrisburg, PA 17105

Attention: Mr. Frank Bergonzi,
           Executive Vice President-
           Chief Financial Officer

Ladies and Gentlemen:

           We understand that Rite Aid Corporation (the
"Borrower") intends to acquire certain assets (the "Transac-tion") of Target (the "Seller"). A portion of the financing for such acquisition would be effected by a syndicated loan financing. You have requested J.P. Morgan Securities Inc. ("JPMSI"), to arrange financing in the syndicated bank market the amount of $2,500,000,000 for the Borrower in connection with the Transaction (the "Proposed Financing").

           In response to your request in connection with the Transaction, please be advised that we are highly confi-dent that (a) the aggregate amount of the Proposed Financing can be raised by the Borrower and (b) in the event that the stockholders of the Borrower do not approve the proposed issuance of additional common stock of the Borrower contem-plated in the Transaction, an aggregate amount of up to $3,000,000,000 can be raised by the Borrower in the syndi-cated bank market. The foregoing is based upon our knowl-edge and experience in the loan syndication market and subject to the assumptions set forth below.

           Our view is based on and subject to, among other factors, (i) our consideration of the information the Bor-rower has supplied to us to date (without any independent investigation); (ii) the absence of adverse changes in the relevant markets or in the regulatory environment that in our judgment is likely to materially and adversely affect the syndication of the Proposed Financing; it being under-stood that there can be no assurance that such markets or regulatory environment will not so change in the future;
(iii) our present understanding of the terms upon which the

Rite Aid Corporation
November 16, 1995
Page 2

Borrower intends to effect the Transaction; (iv) representa-tions by the Borrower to us of its willingness to cooperate with us in structuring an appropriate credit facility, in particular if it should become necessary to raise $3,000,000,000 in financing; (v) the absence of any domestic or international event, act or occurrence which materially disrupts the relevant markets; it being understood that there can be no assurance that any such disruption will not occur in the future; (vi) our current understanding of the proposed capital structure of the Borrower after giving effect to any financing referred to herein; (vii) the ab-sence of material adverse changes in the financial condi-tion, business, assets, results of operations, or prospects of the Borrower or the Seller and (viii) any necessary actions by or restrictions of federal, state, or other governmental agencies or regulatory authorities in connec-tion with the Transaction.

           Please be advised that this letter is not a commitment to obtain financing for the Transaction and creates no obligation on our part in connection therewith.

           This letter is intended solely for the use of the Borrower and not any other person and may not be used or relied upon by, or disclosed, referred to or communicated by you (in whole or in part) to any third party for any purpose whatsoever (except to your professional advisors, the Seller and its professional advisors for their purposes in evaluat-ing the Borrower's bid and as may otherwise be required by law in the opinion of your counsel) except with our prior written permission.

           We look forward to working with you on this transaction.

                         Sincerely,

                         J.P. MORGAN SECURITIES INC.


                         By: /s/ Stephen Kenneally
                             ------------------------
                             Name:  Stephen Kenneally
                             Title: Vice President